SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Announcement on Estimated Losses in the First Half of 2012	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: July 16, 2012	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Price-sensitive Information/

Overseas Regulatory Announcement

Announcement on Estimated Losses in the First Half of 2012

The Company and all the members of the Board of Directors warrant that the information in this announcement does not contain any false representations, misleading statements or material omissions, and jointly and severally accept responsibility for the true, accurate and complete information contained herein.

This announcement is made pursuant to Rules 13.09(1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.	Estimated results during the period

(1)	Period of estimated results: 1 January 2012 to 30 June 2012

(2)	Estimated results: based on the preliminary estimates by the Finance Department of Sinopec Shanghai Petrochemical Company Limited (the “Company”), operating results for the half year ended 30 June 2012 of the Company and its subsidiaries (the “Group”) are expected to record loss. Detailed figures will be disclosed in the 2012 interim report of the Company.

(3)	The estimated results have not been reviewed or audited by the auditors.

2.	Results for the corresponding period of the previous year

	Under the China Accounting Standards and System	Under the International Financial Reporting Standards
Net profit attributable to equity shareholders of the Company (RMB’000)	1,381,533	1,425,719
Earnings per share (RMB per share)	0.192	0.198

3.	Reasons

During the first half of 2012, international crude oil prices fluctuated drastically due to a number of factors such as the international geopolitical situation and the European debt crisis. During the first quarter, international crude oil prices soared to a record high for recent years. Recently, the prices have fallen to a record low, following some consolidation in April. After this inflection point, the Company’s in-transit and inventory costs of crude oil pushed up the Company’s average first half year crude oil processing costs and production costs of intermediate chemicals, semi-products and finished products. This puts the Company’s costs in great contrast to the domestic refined oil prices which went down swiftly along with international crude oil prices, as well as to the market prices of petrochemical products, which fell substantially. The Company’s refining business incurred a certain degree of policy-related loss, since domestic refined oil prices were not adjusted promptly and adequately in the first quarter, and were quickly adjusted downwards twice in the second quarter, as a result of slumping international crude oil prices. With respect to the Company’s chemical product business, the prices of petrochemical products, such as intermediate petrochemical products, synthetic resins and synthetic fibres, fell sharply in the second quarter due to slumping international crude oil prices, remarkable slackened growth in domestic and external demand, a decline in exports, a low level of downstream production activities and destocking by intermediaries, thus resulting in a substantial impact on the Company’s business activities in the short term and losses in the Company’s chemical product business. Consequently, the Company’s losses in the second quarter of 2012 are expected to be significantly higher than those in the first quarter.

Investors are advised to pay attention to the investment risks.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 13 July 2012

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Wang Zhiqing, Wu Haijun, Li Honggen, Shi Wei and Ye Guohua; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Wang Yongshou and Cai Tingji.

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